USPR   U.S. Precious Metals, Inc.

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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

-X-  Form 10-K(SB) ---  Form 2-F ---  Form 11-K --- Form 10-Q ---  Form N-SAR ---  Form N-CSR

For Period Ended:   May 31, 2007

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

[   ] Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information con herein.

If the Notification relates to a portion of the filing check above, identify the items(s) to which the notification relates:

_____________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

U.S. Precious Metals, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

5821 Tanagerside Road

City, State and Zip Code:

Lithia, FL 33547

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PART II – RULES 12B-25(B) and (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K,

Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution  report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20F, 11-K, 10-Q, 10D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our accountants have not completed their review of our internally generated financial statements for the 12 month period ended May 31, 2007.  Upon such completion, which we expect to occur in the next several days, we plan to file our Annual Report on Form 10-KSB, for the period ended May 31, 2007, which will include the aforementioned financial statements.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jack Wagenti

(813)

425-2144

(Name)

(Area Code)

    (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, Identify report(s).

  --X--Yes

---- No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ---- Yes

--X--No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. PRECIOUS METALS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

August 29, 2007

By

/s/ Jack Wagenti

Title

Chief Financial Officer

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